UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2009

Commission File Number 000-25383

Infosys Technologies Limited
(Exact name of Registrant as specified in its charter)

Not Applicable.
(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261
(Address of principal executive offices)

Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) : ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) : ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No☑

TABLE OF CONTENTS

DISCLOSURE OF APPOINTMENT OF NEW DIRECTOR
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1

DISCLOSURE OF APPOINTMENT OF NEW DIRECTOR

Infosys Technologies Limited, a company organized under the laws of the Republic of India (“Infosys,” or the “Company”) hereby furnishes to the United States Securities and Exchange Commission certain information regarding the appointment of a new non-executive director to the Company’s Board of Directors. The following information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On May 2, 2009, the Board of Directors of Infosys, upon the recommendation of its Nominations Committee, appointed Mr. Kundapur Vaman Kamath to the position of non-executive director, effective as of such date. Mr. Kamath will serve on the Company’s Board of Directors until the Company’s annual general meeting of members to be held on June 20, 2009, when he will be subject to re-appointment as a non-executive director liable to retire by rotation, by a vote of the Company’s members.

On May 2, 2009, the Company issued a press release announcing the appointment of Mr. Kamath to our Board of Directors, a copy of which is attached to this report on Form 6-K as Exhibit 99.1 and is incorporated by reference.

As on the date of this report on Form 6-K, Mr. Kamath has not been named and is not expected to be named as a member of any of the committees of the Company’s Board of Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Technologies Limited
/s/ S. Gopalakrishnan

S. Gopalakrishnan
Date: May 5, 2009	Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.	Description of Document
99.1	Press release of Infosys Technologies Limited, dated May 2, 2009.